Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Nine months ended September 30,	2008
Earnings:
Income from continuing operations before taxes on income	$1,892
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(127)
Fixed charges added to earnings	321
Distributed income of less than 50 percent-owned persons	60
Amortization of capitalized interest:
Consolidated	20
Proportionate share of 50%-owned persons	—

Total earnings	$2,166

Fixed Charges:
Interest expense:
Consolidated	$283
Proportionate share of 50 percent-owned persons	1

$284

Amount representative of the interest factor in rents:
Consolidated	$36
Proportionate share of 50 percent-owned persons	1

$37

Fixed charges added to earnings	$321

Interest capitalized:
Consolidated	$120
Proportionate share of 50 percent-owned persons	1

$121

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$442

Ratio of earnings to fixed charges	4.9